TransAlta sells units of TransAlta Power, L.P.

CALGARY, December 3, 2004 – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced that it has sold 7.114 million units of TransAlta Power, L.P. (TSX: TPW.UN) at $9.09 each for total proceeds of $64.7 million.  These units were sold in a block trade as announced on Nov. 24, 2004.

Following the sale TransAlta Corporation will have sold of all of its remaining units of TransAlta Power, L.P.  TransAlta Corporation's ownership of these units resulted from the expiration of warrants on Aug. 3, 2004, which TransAlta Power, L.P. issued on July 31, 2003 when purchasing an indirect 25 per cent interest in the Sheerness Generating Station.  The sale is expected to settle on Dec. 8, 2004.

TransAlta will record a gain of approximately $14.0 million after-tax ($0.07 per common share). TransAlta will use the proceeds to repay short-term debt.

TransAlta is among Canada's largest non-regulated power generation and wholesale marketing companies. We have coal-fired, gas-fired, hydro and renewable generation assets in Canada, the U.S., Mexico and Australia. With approximately 10,000 megawatts of capacity either in operation, under construction or in development, our focus is to efficiently operate our assets in order to provide our wholesale customers with a reliable, low-cost source of power.

For more information:

Media inquiries:

Investor inquiries:

Tim Richter

Daniel J. Pigeon

Senior Advisor

Director, Investor Relations

Media & Government Relations

Phone:  1-800-387-3598 in Canada and U.S.

Phone:  (403) 267-7238

Phone:  (403) 267-2520    Fax (403) 267-2590

Pager: (403) 213-7041

E-mail:  investor_relations@transalta.com

Email:  media_relations@transalta.com